                              Nalco Holding Company
                              1601 West Diehl Road
                           Naperville, Illinois 60563

                                                                  August 9, 2005

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                           Re:  Nalco Holding Company
                                Registration Statement on Form S-1
                                File No.:  333-126642
                                ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the
"Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, of Nalco
Holding Company (the "Company") be accelerated so that the Registration
Statement may become effective at 12:00 p.m. EDT on August 11, 2005, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the common stock specified in the above-referenced Registration Statement.

     Pursuant to this request, the Company acknowledges that:

          o    should the Securities and Exchange Commission (the "Commission")
               or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            Nalco Holding Company

                                            By: /s/ Stephen N. Landsman
                                                --------------------------------
                                                Name: Stephen N. Landsman

                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004

August 9, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Nalco Holding Company
    Filed on Form S-1
    Registration No. 333-126642

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between August 3, 2005 and the date hereof 33,398 copies of the Preliminary
Prospectus dated August 3, 2005 were distributed as follows: 32,688 to 10 prospective underwriters; 700 to 700 institutional investors; 9 to 3 rating agencies and 1 to 1 other.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 pm,
Eastern Standard Time, on August 11, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC

As Representatives of the several Underwriters

By: /s/ Goldman, Sachs & Co.
    --------------------------------------------
    (Goldman, Sachs & Co.)